[REX AMERICAN RESOURCES CORPORATION LETTERHEAD]

March 8, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Office of Life Services

Re:	REX American Resources Corporation
Registration Statement on Form S-3
SEC File No. 333-255278
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), REX American Resources Corporation (the “Registrant”) hereby requests that the above-referenced Registration Statement No. 333-255278, filed with the Commission on March 16, 2021 (the “Registration Statement”), be withdrawn effective immediately. The grounds upon which the Registrant is making this application for withdrawal are that the Registrant does not intend to proceed with the offering of the securities registered on the Registration Statement. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use pursuant to Rule 457(p).

It is our understanding that, under Rule 477, this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you should have any questions regarding this application, please contact Edward M. Kress of Dinsmore & Shohl LLP at (937) 449-2830.

Sincerely,

REX AMERICAN RESOURCES CORPORATION

By: /s/ Douglas L. Bruggeman

Vice President – Finance and

Chief Financial Officer

cc:   Edward M. Kress, Dinsmore & Shohl LLP